UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Saifun Semiconductors Ltd.
                           --------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                   M8233P 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


                    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ] Rule 13d-1(b)
                           [ ] Rule 13d-1(c)
                           [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No.  M8233P 10 2

         1. Names of Reporting Persons. Argos Capital Appreciation Master Fund, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-419 9098


         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)
                a.  [ ]
                b.  [ ]

         3.     SEC Use Only

         4.     Citizenship or Place of Organization

                  Delaware limited partnership


         Number of Shares Beneficially Owned by Each Reporting Person With:

                5. Sole Voting Power: 1,502,741

                6. Shared Voting Power: 0

                7. Sole Dispositive Power: 1,502,741

                8. Shared Dispositive Power: 0

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,502,741 shares

         10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

         11. Percent of Class Represented by Amount in Row (9): 4.8%

         12. Type of Reporting Person (See Instructions): PN

         Item 1.    (a)    Name of Issuer

                           Saifun  Semiconductors Ltd.

                    (b)    Address of Issuer's Principal Executive Offices

                           45 Hamelacha Street
                           Sappir Industrial Park
                           Netanya, Israel

         Item 2.    (a)    Name of Person Filing

                           Argos Capital Appreciation Master Fund, L.P.

                    (b) Address of Principal Business Office or, if none, Residence

                           1290 Avenue of the Americas - 34th Floor
                           New York, New York 10104


                    (c)    Citizenship - Delaware limited partnership



                    (d)    Title of Class of Securities

                           Ordinary Shares

                    (e)    CUSIP Number

                           M8233P 10 2

         Item 3.   This statement is filed pursuant to Rule 13d-1(d).



         Item 4.   Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

                    (a) Amount beneficially owned: 1,502,741

                    (b) Percent of class: 4.8%

                    (c) Number of shares as to which the person has:

                             (i) Sole power to vote or to direct the vote 1,502,741

                             (ii)  Shared power to vote or to direct the vote 0

                             (iii) Sole power to dispose or to direct the
                                   disposition of 1,502,741

                             (iv) Shared power to dispose or to direct the disposition of 0

         Item 5.    Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

         Item 6.    Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not Applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                    Not Applicable.

         Item 8.    Identification and Classification of Members of the Group.

                    Not Applicable.

         Item 9.    Notice of Dissolution of the Group.

                    Not Applicable.

         Item 10.   Certification.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        Date:  February 12, 2007


                        ARGOS CAPITAL APPRECIATION MASTER FUND, L.P.

                        By:      Argos Capital Management, Inc., general partner

                        By:/s/ Ephraim Gildor
                           -----------------------------------------------------
                                          (Signature)

                                 Ephraim Gildor, President